Citigroup Center
153 East 53rd Street
New York, New York 10022-4611

Christopher A. Kitchen
To Call Writer Directly:	212 446-4800	Facsimile:
(212) 446-4988		212 446-4900
ckitchen@kirkland.com	www.kirkland.com
October 9, 2008
VIA FEDERAL EXPRESS
Mr. Jay H. Knight
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3720
Washington, D.C. 20549

Re:	Clearwire Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the Three Month Period Ended June 30, 2008
Filed August 8, 2008
File No. 001-33349
Dear Mr. Knight,
          On behalf of our client Clearwire Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, and the rules promulgated thereunder, please find below the Company’s responses to the comment letter to Broady R. Hodder, dated September 19, 2008, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and its Quarterly Report on Form 10-Q for the three month period ended June 30, 2008 (the “Form 10-Q”).
          The numbered paragraphs below set forth the Staff’s comments from its letter dated September 19, 2008, together with our response thereto. Unless otherwise indicated, capitalized terms used herein have the respective meanings assigned to them in the Preliminary Proxy Statement on Schedule 14A of the Company filed on August 22, 2008, as amended by Amendment No. 1 thereto, filed on September 26, 2008, and Amendment No. 2 thereto, filed on October 9, 2008, File No. 001-33349 (as amended, the “Proxy Statement”).

Form 10-K for the Fiscal Year Ended December 31, 2007
Selling, General and Administrative Expenses, page 50
1.	Staff’s comment: We note that personnel costs related to network deployment are included in selling, general and administrative expenses. It appears that these costs should be included in cost of services. Please advise.
Response: The Company advises the Staff that personnel costs related to the network deployment expenses included in selling, general and administrative expenses represent non-capitalizable costs on network builds in markets prior to launch, rather than costs related to our markets after launch (i.e., the costs are not costs of service in directly servicing our existing customer base). As such, management believes it is appropriate to include these costs in selling, general and administrative expenses since no revenue is being generated in those markets. The Company confirms to the Staff that it will disclose this policy more clearly in future periodic filings.
Consolidated Statements of Stockholders’ Equity, page 63
2.	Staff’s comment: We note a line item labeled “cashless option exercises and other stock transactions.” Please tell us how you are accounting for the options that allow cashless exercises. Refer to your basis in the accounting literature.
Response: The Company advises the Staff that its definition of “cashless option exercises” refers to when an option holder does not provide cash to exercise the stock option, but pays the exercise price using proceeds from the simultaneous sale of the shares. Since 2007, the Company has primarily used a broker-assisted program to facilitate cashless exercises. In accordance with SFAS No. 123 (R), “Share-Based Payment,” paragraph 35, a broker-assisted cashless exercise must meet two criteria for equity classification, which are (1) a valid exercise of the share options and (2) the employee is the legal owner of shares subject to the option. The Company complied with both criteria. The Company has recorded the net proceeds from these exercises as a credit to equity. During the first half of 2007, there were some instances of cashless exercises without the use of a broker-assisted program. The Company would remit shares to the employee upon the exercise of an option and withhold shares to pay the exercise price as well as certain tax obligations on behalf of the employee. In these cases, the Company complied with SFAS No. 123(R), paragraph 35, by withholding only the minimum statutory amount for the employee’s tax burden. The Company recorded the gross proceeds from these exercises as a credit to equity and the associated withholding for taxes as a debit to equity (this results in a negative amount being presented in the consolidated statements of stockholders’ equity). Since the broker-assisted method became the preferred method used by the Company’s employees for cashless option exercises, and the amount is not material, the Company believes that no additional disclosure is required.

17. Nextel Undertaking, page 98
3.	Staff’s comment: Please tell us if the swap of certain channels will impact you. If so, tell us how you will be impacted from this swap.
Response: In response to the Staff’s comment, the Company advises the Staff that the swap of certain channels will not have a material impact on the Company.
18. Quarterly Financial information (unaudited), page 100
4.	Staff’s comment: Please tell us and disclose why net loss is significantly higher in the third quarter for the year ended December 31, 2007.
Response: The Company advises the Staff that the significant increase in the net loss during the third quarter of the year ended December 31, 2007 was mainly related to a charge as a result of debt extinguishment. Please see the disclosure on page 40 and 75 of the Form 10-K. The Company retired its senior secured notes due 2010 in the amount of $620.7 million and paid off its term loan in the amount of $125.0 million during the quarter. Accordingly, the Company recorded a $159.2 million loss on extinguishment of debt, which included the write-off of the unamortized portion of the proceeds allocated to the fair value of warrants originally issued in connection with the senior secured notes and the related deferred financing costs. The Company has disclosed these significant fluctuations in quarterly results in the footnote regarding quarterly financial information in the Proxy Statement at page CF-45. The Company advises the Staff that it will continue to disclose this information in a similar manner in future periodic filings.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 15
5.	Staff’s comment: On page 17, you state the types of company performance measures the committee established for determining the named executive officers’ 2007 annual bonuses, such as total revenue, cash outlay, customer churn, and days on air. In future filings, please also disclose the performance targets that had to be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.
Response: In response to the Staff’s comment, the Company has disclosed the performance targets that had to be reached for payment of bonuses to each officer, as well as the actual results for each of the performance metrics listed, in the Proxy Statement at page 247. The Company will continue to disclose this information in future periodic filings.
6.	Staff’s comment: Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, you state on page 18 that your compensation committee awarded stock options to the executive officers based on a review of competitive compensation data, individual performance, long-term incentives, and retention considerations. However, you do not provide disclosure analyzing the reason why these amounts were chosen by the committee. By way of further example, you state that the compensation committee made a grant of restricted stock to Mr. Richardson on February 12, 2007. Yet you do not provide an analysis as to why this award was made, or why other executive officers did not receive restricted stock awards as well. We believe it is appropriate to provide a more thorough analysis of how and why the committee arrived at the decision to award long-term incentives in these amounts, For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.
Response: In response to the Staff’s comment, the Company has disclosed how its Compensation Committee arrived at and why it paid each of the particular levels and forms of compensation that it paid to each named executive officer in the Proxy Statement beginning at page 248. The Company will continue to disclose this information in future periodic filings.
Summary Compensation Table, page 21
7.	Staff’s comment: In your response letter, please provide your analysis as to why you report your annual bonus awards in the Bonus column of your Summary Compensation Table, instead of reporting such awards in a separately titled Non-Equity Incentive Plan Compensation column. Further, please provide your analysis as to why the estimated future payouts with respect to the annual bonus awards are not reported in your Grants of Plan-Based Awards table on page 25. See Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response: In response to the Staff’s comment, the Company has included in the Proxy Statement at page 251 disclosure of annual bonus awards in a separately titled Non-Equity Incentive Plan Compensation column and disclosed the estimated future payouts with respect to the annual bonus awards in its Grants of Plan-Based Awards table in the same section of the Proxy Statement. The Company will continue to disclose this information in a similar manner in future periodic filings.
Employment-Related Agreements, page 23
8.	Staff’s comment: Please confirm in your response letter that the employment agreements filed as exhibits to your Form 10-K include all amendments, whether or not material. In this regard, we note that Mr. Wolff s letter agreement filed as exhibit 10.4 concerns his appointment on a part-time basis as the Executive Vice President-Corporate Affairs.
Response: In response to the Staff’s comment, the Company hereby confirms that the employment agreements filed as exhibits to its Form 10-K filed March 13, 2008, including Mr.

Wolff’s letter agreement filed as Exhibit 10.4 to the Form 10-K, include all amendments thereto.
9.	Staff’s comment: We note that certain of your executive officers have entered into agreements not to compete with the company for a period of one year after termination. In future filings, please file these agreements as exhibits to your Form 10-K under Item 601(b)(10) of Regulation S-K.
Response: In response to the Staff’s comment, the Company hereby confirms that it will file a “form of” employee confidentiality and intellectual property agreement of the form entered into by the Company’s executive officers in future periodic filings.
Potential Payments on Termination or Change in Control, page 31
Potential Payments on Termination Relating to a Change in Control, page 31
10.	Staff’s comment: In your response letter, please confirm that you have quantified the benefits that would be provided to the named executive officers as a result of their being entitled to receive continuation of health care coverage for 24 months following termination. See hem 402(j)(2) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has disclosed the value of the benefits that would be provided to the named executives officers, as a result of their being entitled to receive continuation of health care coverage following termination, in the Proxy Statement beginning at page 260. The Company confirms that it will continue to disclose this information in future periodic filings.
Form 10-Q for the Quarterly Period Ended June 30, 2008
9. Derivative Instruments and Hedging
11.	Staff’s comment: We note that you entered into two $300 million interest rate swaps during the first quarter of 2008. One swap has a two year term and one has a three year term. We also note that the fair value of the two year term is significantly different than the fair value of the three year term swap ($1,788,000 liability versus $747,000 asset). In this regard, please tell why the difference is so large. Your response should provide us with the different assumptions used.
Response: In response to the Staff’s comment, the Company advises the Staff that the difference in fair value between the two swaps is primarily attributable to the difference in the maturity of the interest rate contracts, and the forward Eurodollar/LIBOR yield curve. The Company entered into a $300 million two-year interest rate swap that matures on March 5, 2010. The Company pays quarterly a fixed rate of 3.50% and receives a floating rate of 3-month LIBOR. The Company also entered into a $300 million three-year interest rate swap that matures on March 5, 2011. The Company pays quarterly a fixed rate of 3.6225%, and receives a floating rate of 3-month LIBOR.

The fair value of the interest rate swaps was calculated by forecasting the future cash flows of the swap contract and discounting the net cash flows using a mid-market forward Eurodollar/LIBOR curve.

As of June 30, 2008, the LIBOR curve was positively sloped. A par coupon swap maturing in March 2010 had a fixed rate of 3.17% while a par coupon swap maturing in March 2011 had a fixed rate of 3.74%, a difference of 57 basis points.

Using these assumptions, the two-year interest rate swap had a fair value loss of $1,788,000 inclusive of net accrued interest payable of $172,000 and was recorded as a liability on the Company’s balance sheet. The Company is paying a fixed rate of 3.50%, which is higher than the current market rate of 3.17% for a comparable maturity swap.

The fair value of the three-year interest rate swap was a gain of $747,000, inclusive of net accrued interest payable of $197,000 and was recorded as an asset on the Company’s balance sheet. The Company is paying a fixed rate of 3.6225%, which is lower than the current market rate of 3.74% for a comparable maturity swap.
12.	Staff’s comment: Please tell us why the change in net realizable gains/losses on cash flow hedges reported in accumulated other comprehensive income was net $13.8 million gain for the three months ended June 30, 2008 and decreased significantly to a net $671,000 loss for the six months ended June 30, 2008.
Response: In response to the Staff’s comment, the Company advises the Staff that the significant change in accumulated other comprehensive income is attributable to the significant volatility in LIBOR swap rates during the first six months of 2008.

On January 9, 2008, the date we entered into the swap contracts, the 2-year and 3-year LIBOR swap rates were 3.50% and 3.6225%, respectively.

At March 31, 2008, the LIBOR swap rate for the 2-year and 3-year interest rate swaps dropped to 2.36% and 2.69%, respectively. The Company pays a fixed rate on the swaps which results in a fair value loss when LIBOR swap rates fall. For the three months ended March 31, 2008, the combined net fair value loss of both swaps was $14.5 million.

At June 30, 2008, LIBOR swap rates rose to 3.17% and 3.74% for the 2-year and 3-year swaps, respectively. A rise in LIBOR swap rates results in a fair value gain on the swaps. For the three months ended June 30, 2008, the combined net fair value gain of both swaps was $13.8 million.

As reported, the change in accumulated other comprehensive income for the six months ended June 30, 2008 is the sum of the $14.5 million loss in the first quarter of 2008 and the $13.8 million gain in the second quarter of 2008, for a net loss of $671 thousand.
Related Party Transactions, page 22
13.	Staff’s comment: Please provide related party disclosure for all transactions between you and Sprint Nextel and its affiliates.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not believe that, prior to the consummation of the Transactions, Sprint is a related party of the Company, and therefore they does not believe that disclosure of any transactions between the Company and Sprint and its affiliates that exist prior to the consummation of the Transactions is required in the referenced section. The Company advises the Staff that it has disclosed in the Proxy Statement all of the material transactions between Sprint and the Company that will exist following the completion of the Transactions.
In addition, the Company hereby acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988

Sincerely,

/s/ Christopher A. Kitchen

Christopher A. Kitchen

cc:	Joshua N. Korff, Esq. Kirkland & Ellis LLP Broady R. Hodder, Esq. Clearwire Corporation